The New York Stock Exchange hereby notifies the SEC that the Form 25 filed earlier on July 16, 2013 (the 'Original Form 25') in relation to the common stock of MetroPCS Communications, Inc. ('MetroPCS') was filed in error. Consequently, the Original Form 25 has no effect and should be disregarded. Pursuant to the business combination transaction that closed on April 30, 2013, MetroPCS effected a reverse stock split exchanging each previously outstanding share for 0.5 shares, and made a cash payment to its shareholders. Also at that time, the name of MetroPCS was changed to T-Mobile US, Inc., whose stock continues to be listed and traded on the New York Stock Exchange under the ticker symbol 'TMUS'.